CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HIVE Blockchain Technologies Ltd. (the "Company") on Form 40-F for the period ended March 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Darcy Daubaras, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 29, 2023

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to HIVE Blockchain Technologies Ltd. and will be retained by HIVE Blockchain Technologies Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.